

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2015

<u>Via E-mail</u>
Thomas Procelli
Principal Executive Officer and Principal Financial Officer
OptimumBank Holdings, Inc.
2477 East Commercial Boulevard
Fort Lauderdale, Florida 33308

> **Re:** **OptimumBank Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 11, 2014**
> **File No. 000-50755**

Dear Mr. Procelli:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant